Form 12b-25

[As last amended in Release No. 34-35113, December 19, 1994, 59 F.R. 67752.]

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [  ] Form 10-K   Form 20-F [  ]   Form 11-K[  ]   Form 10-QSB[X]   Form N-SAR
         For Period Ended:  September 30, 1996

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-K
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ..................................

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  Read Attached Instruction Sheet before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ...........................................................................

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Part I-Registrant Information

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         Full Name of Registrant:      United Community Bankshares, Inc.

         Former Name if Applicable

 ..............................................................................
         Address of Principal Executive Office (Street and Number)
              100 East 4th Avenue, P.O. Box 594, Franklin, Virginia 23851
                                 City, State and Zip Code

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Part II-Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report,  semi-annual  report,
       transition  report on Form 10-K,  Form 20-F,    .........
[X] 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on
       Form 10-Q, or portion thereof                                will
       be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit, required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                                          (Attached Extra Sheets if Needed)
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         (1)  Name and telephone number of person to contact in regard to this notification
                  Wayne C. Carruthers             (804) 562-5184
                       (Name)            (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes      [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [  ] Yes     [X] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        United Community Bankshares, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   November 14, 1996                  By /s/ Wayne C. Carruthers
                                                 Wayne C. Carruthers
                                                 Chief Financial Officer

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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

United Community Bankshares, Inc.
Franklin, Virginia

Form 12b-25
Part III - Narrative

     The Company is still in the process of completing its Form 10-QSB for the quarter ended September 30, 1996, due to unavoidable problems of a technical nature involving the Company's accounting and reporting systems. Specifically, the Company's new computer system "crashed," and the Company is currently working with the manufacturer to correct this problem. Attached hereto is a draft of the Company's Balance Sheet and Income Statement for the period reported. The Statement of Cash Flows and Management's Discussion and Analysis of Financial Condition and Results of Operations and related materials are omitted due to the problem described. The Company expects the difficulties to be resolved shortly and the complete Form 10-QSB to be filed promptly thereafter, but in no event later than November 19, 1996.

                                      DRAFT

                                   Form 10-QSB

                        UNITED COMMUNITY BANKSHARES, INC.

                           Consolidated Balance Sheet

                                 (In thousands)

                                                           (Unaudited)                    (Audited)
                                                          September 30,                   December 31,
                                                               1996                          1995
                                                       ------------------                 -----------
Assets:

 Cash and due from banks                                     $  5,419                        $  6,322
 Federal funds sold                                             1,474                           7,740
 Securities available for sale                                 45,333                          47,420
 Securities held to maturity                                   10,346                          10,698
 Loans, net                                                    78,169                          66,182
 Interest receivable                                            1,914                           1,618
 Property and equipment, net                                    1,994                           2,055
 Intangibles, net                                                 732                             770
 Other assets                                                     592                             486
                                                          -----------                     -----------
Total assets                                                 $145,973                        $143,291
                                                             ========                        ========

Liabilities:
 Deposits:
   Noninterest-bearing                                      $  17,627                       $  16,728
   Interest-bearing                                           106,436                         107,227
                                                             --------                        --------
                                                              124,063                         123,955

Federal funds purchased and securities
 sold under agreement to repurchase                             2,546                             336
Accrued interest                                                  500                             383
Other liabilities                                                 705                             854
                                                           ----------                      ----------
 Total liabilities                                            127,814                         125,528

Stockholders' Equity:

 Common stock                                                   1,829                           1,829
 Additional paid-in capital                                     3,063                           3,063
 Retained earnings                                             13,234                          12,398
 Net unrealized gain on securities
  available for sale (net of income taxes)                         33                             473
                                                           ----------                    ------------
   Total stockholder's equity                                  18,159                          17,763
                                                           ----------                      ----------
Total liabilities & stockholder's equity                     $145,973                        $143,291
                                                             ========                        ========

                                      DRAFT

                        UNITED COMMUNITY BANKSHARES, INC.

                        Consolidated Statement of Income

                                 (In thousands)

                                   (Unaudited)

                                                 3 Months Ended September 30              9 Months Ended September 30
                                                 ---------------------------              ---------------------------
                                                  1996                  1995                1996                 1995
                                            -------------------   ---------------     ---------------      ------------
Interest Income:

  Interest and fees on loans                     $      1,812             $1,723             $5,087              $4,675
  Interest on investment securities:
    Taxable                                               574                495              1,781               1,505
    Nontaxable                                            238                176                722                 497
  Interest on federal funds sold                           16                 91                140                 257
                                                     --------            -------           --------              ------
    Total interest income                               2,640              2,485              7,730               6,934

Interest expense:

  Interest on deposits                                  1,186              1,089              3,532               2,990
  Interest on federal funds purchased                      14                  -                 23                   -
                                                     --------           --------          ---------           ---------
    Total interest expense                              1,200              1,089              3,555               2,990
                                                        -----              -----            -------              ------
Net interest income                                     1,440              1,396              4,175               3,944
Provision for loan losses                                  30                 59                 54                  81
                                                      -------             ------           --------              ------
Net interest income after provision
   for loan losses                                      1,410              1,337              4,121               3,863
Noninterest income:

  Gain (loss) on sale of securities                        (3)                 -                 10                  (2)
  Service charges                                         164                146                512                 415
  Other                                                    54                 39                121                 142
                                                      -------             ------           --------             -------
    Total noninterest income                              215                185                643                 555
Noninterest expenses:

  Salaries and employee benefits                          509                488              1,547               1,407
  Equipment                                                55                 62                164                 164
  FDIC insurance (net of refunds)                           1                (20)                 3                  94
  Occupancy                                                63                 72                194                 202
  Professional fees                                        17                 23                 68                  82
  Postage                                                  30                 24                 73                  71
  Merger Related                                          170                  -                170                   -
  Other                                                   221                206                680                 596
                                                      -------             ------          ---------            --------
    Total noninterest expenses                          1,066                855              2,899               2,616
                                                       ------             ------           --------             -------

Income before income taxes                                559                667              1,865               1,802

Provision for income taxes                                153                186                455                 474
                                                       ------             ------           --------             -------

Net income                                             $  406             $  481             $1,410              $1,328
                                                        =====              =====              =====               =====

Net income per common share                            $ 0.22             $ 0.26            $  0.77             $  0.73
                                                        =====               ====             ======              ======